UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
URSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de
Chile S.A. to the Superintendencia de Valores y Seguros de Chile on March15, 2005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
 (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE YEAR 2004

Highlights

•	Fourth quarter 2004 earnings increased 75% to US$0.71 per ADR from US$0.40 per ADR for the fourth quarter 2003.

•	Earnings per ADR increased 58.8% from US$1.78 recorded during 2003, to the US$2.82 recorded during 2004.

•	During the last fifteen quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, March 15, 2005.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the fourth quarter of 2004 in the amount of US$18.6 million (US$0.71 per ADR), 75% higher than the US$10.6 million (US$0.40 per ADR) recorded during the fourth quarter of 2003. Operating income for the fourth quarter of 2004 grew 52% year over year to US$30.6 million. Revenues totaled US$184.9 million, higher than the US$163.6 million recorded in the last quarter of 2003.

“Keep delivering”. That is how SQM’s Chief Executive Officer, Patricio Contesse, summarizes his message to the company’s employees. “With this, we complete 15 straight quarters in which our earnings have been higher year over year. All of this has been possible by the hard work and discipline of the more than 3,000 thousand employees we have in Chile and in more than 20 countries around the world.” He added, “The company we now have is much more efficient and customer-oriented than ever before, being able to face the new challenges”

Earnings for the year 2004 reached US$74.2 million (US$2.82 per ADR), 58.8% higher than the year ago figures of US$46.8 million (US$1.78 per ADR). Operating income reached US$124.1 million (15.7% of revenues), higher than the US$87.3 million (12.6% of revenues) of the year 2003. Revenues obtained during the year 2004 reached US$788.5 million, approximately 14% higher than the US$691.8 million reported for the previous year.

Patricio Contesse stated “As always, there are risks that we must deal with in the next months, such as the higher energy costs, but I believe the improved market conditions observed in 2004 will remain strong in the short to medium term, which coupled with our commitment with delivering results will allow us to have an even better performance in 2005.”

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.– Specialty Plant Nutrition

During the fourth quarter of 2004 revenues reached US$98.5 million, 10.3% higher than the US$89.3 million recorded in the fourth quarter of 2003.

Specialty plant nutrition revenues for the year 2004 reached US$428.2 million, 18% higher than the US$362.8 million of the previous year.

		2004	2003	Δ2004/2003

Sodium nitrate	Th. Ton	59,5	62,5	-3,1	-5%
Potassium nitrate and sodium potassium nitrate	Th. Ton	706,8	696,5	10,3	1%
Blended and borate specialty plant nutrients	Th. Ton	253,1	252,1	1,0	0%
Other non-SQM specialty plant nutrients(*)	Th. Ton	130,3	125,0	5,3	4%

Potassium sulfate	Th. Ton	157,7	143,2	14,5	10%

Revenues Specialty Plant Nutrition	MUS$	428,2	362,8	65,4	18%

(*) Includes Yara’s SPN and trading of other SPN

Overall, the 18% increase in specialty plant nutrition revenues was mainly driven by a different product mix, with higher sales in Europe and North America and lower sales to China, and by improved pricing conditions.

The increase in prices responds mainly to two factors: the strong demand, which for the last 5 years has experienced annual growth of approximately 7%, and the tight conditions on the supply side. Considering this, SQM is actively carrying out the necessary investments to increase production capacity. The Company expects that the positive market and price trends will continue during 2005.

The slight increase in sales volumes for 2004 is mainly explained by:

•	Increase in potassium-related plant nutrients shipments to Europe, North America and Latin America, especially in Brazil, though the increased volumes destined to these markets were partially offset by lower volumes sent to China. The decrease in China is the result of the Company’s decision, facing a tight supply situation, to privilege markets with higher returns.

•	Increase in potassium sulfate shipments by 10%, as the company has been increasing its production output.

•	Volume sales of specialty blends and other specialty plant nutrients, containing mostly non-SQM products, remained relatively the same as last year’s.

On the cost side, and partly offsetting the increase in prices:

•	Logistics costs increased by approximately 15%, affected by a low shipping capacity in the world and higher oil prices;

•	Chilean peso strengthened against the US dollar by approximately 13% on average, thereby increasing the US dollar amount of the Company’s costs denominated in Chilean pesos;

•	Natural gas shortages, extending through a period of approximately 6 weeks, affected SQM operations impacting global costs as the Company had to replace the natural gas with higher cost diesel.

Specialty plant nutrition gross margin(1) for 2004 was approximately US$ 22.5 million higher than the margin of the previous year, reflecting all the above facts.

2.– Iodine and iodine derivatives

During the fourth quarter of 2004 revenues reached US$29.0 million, 49.3% higher than the US$19.4 million recorded in the fourth quarter of 2003.

Iodine and iodine derivatives revenues for the year 2004 reached US$110.5 million, 30.7% higher than the US$84.6 million of the previous year.

		2004	2003	Δ 2004/2003

Iodine and derivatives	Th. Ton	7,7	6,6	1,1	16%

Revenues Iodine and derivatives	MUS$	110,5	84,6	25,9	31%

The significant increase in revenues recorded in this business line is consistent with the 6% growth in demand observed during 2004. The increase both in volume sales and in the pricing scenario is mainly explained by:

•	Sales of iodine to the x-ray contrast media, biocides and pharmaceutical markets, which on average experienced growths of approximately 7%.

•	Higher sales to the Chinese markets, mainly to the pharmaceutical and disinfectant industries.

•	The use of iodine in LCD screens, one of the relatively new developments in iodine applications. Iodine destined to this market increased by approximately 50%. Though iodine sales to this market do not represent relevant amounts yet, being approximately 3% of iodine demand in 2004, the potential is interesting and should increase its contribution to the worldwide demand for iodine in the next few years.

During 2004, SQM slightly increased its market share, due to tighter supply. Given its unique position, SQM is currently expanding iodine production capacity.

Full year average prices for iodine, excluding iodine salts that react somewhat slower to iodine pricing, increased by approximately US$1.9 per kilogram, or approximately 14%. Considering the strength of the fundamentals that are driving demand, which should keep growing at the present rate in the short to medium term, together with the supply situation, we believe volume and pricing trends observed so far will continue for the next year.

Iodine and iodine derivatives gross margin for the year 2004 was approximately US$13.5 million higher than the gross margin of the previous year.

3.– Lithium and lithium derivatives

During the fourth quarter of 2004 revenues reached US$17.5 million, 38.1% higher than the US$12.7 million recorded in the fourth quarter of 2003.

Lithium and lithium derivatives revenues for the year 2004 reached US$62.6 million, 26.0% higher than the US$49.7 million of the previous year.

		2004	2003	Δ 2004/2003

Lithium carbonate and derivatives	Th. Ton	32,6	27,4	5,2	19%

Revenues Lithium and derivatives	MUS$	62,6	49,7	12,9	26%

The increase in revenues observed during the year 2004 was mainly driven by a strong increase of the lithium ion battery market, which experienced a growth rate of around 30% during the year, continuing the trend of the previous 2 years. Lithium carbonate sales destined to this market doubled in one year, becoming the most important use, with an approximate 20% share.

Other important lithium carbonate markets were the Asia-Pacific markets, where uses related to infrastructure growth, such as glass, frits and air conditioning, have been growing at higher rates than the world economy growth.

The Company’s lithium hydroxide sales grew in volume by approximately 20% during 2004, as a consequence of the increased global demand of lithium-based lubricating greases. SQM’s new lithium hydroxide plant is expected to start industrial production runs ahead of schedule, during the second quarter of 2005. This will allow a smooth transition between the depletion of the stockpile SQM acquired in 2002 and the qualification of the new product.

Pricing conditions also improved in this business line, achieving an average increase in lithium carbonate sales prices of approximately 8% during the year 2004. Similarly, lithium hydroxide sales prices increased by approximately 10% during the year 2004.

Considering present supply-demand dynamics and the expected continued increase in demand, we expect this trend in prices to continue during the next year.

Lithium and lithium derivatives gross margin for the year 2004 was approximately US$5.5 million higher than the gross margin of the previous year.

4.– Industrial Chemicals

During the fourth quarter of 2004 revenues reached US$18.2 million, 7.9% higher than the US$16.9 million recorded in the fourth quarter of 2003.

Revenues for industrial chemicals for the year 2004 reached US$71.7 million, 2.8% lower than the US$73.7 million of the previous year.

		2004	2003	Δ 2004/2003

Industrial nitrates	Th. Ton	183,3	193,2	-9,9	-5%
Sodium sulfate	Th. Ton	29,9	54,2	-24,2	-45%
Boric acid	Th. Ton	7,0	10,7	-3,8	-35%

Revenues Industrial Chemicals	MUS$	71,7	73,7	-2,1	-3%

The lower revenues are mainly explained by the significant decrease in sodium sulfate and boric acid sales due to lower production. Prices for these two product lines have increased on average by approximately 7% due to increased demand for raw materials in the pulp & paper and detergent industries. The Company does not expect to significantly increase its production in the short term.

Industrial nitrates have also seen a reduction in sales volumes, mainly in the far east, due to high logistical costs and low prices. In spite of a 5% decrease in volumes, the roughly 10% increase in industrial nitrates prices allowed to obtain higher revenues in this product line.

World demand for industrial chemicals is growing at a moderate pace of 2%, mainly driven by increased mining activity and infrastructure development.

Industrial chemicals gross margin for the year 2004 was similar to the gross margin of the previous year.

5.– Others

Potassium chloride

During the fourth quarter of 2004 revenues reached US$7.1 million, 24.9% lower than the US$9.5 million recorded in the fourth quarter of 2003.

Potassium chloride revenues for the year 2004 reached US$37.2 million, 7.1% lower than the US$40.0 million of the previous year.

		2004	2003	Δ 2004/2003

Potassium Chloride	Th. Ton	212,0	284,1	-72,1	-25%

Revenues Potassium Chloride	MUS$	37,2	40,0	-2,8	-7%

As sales of potassium chloride are directly related to its consumption as raw material in the production of potassium nitrate, the 25% decrease in third party sales volumes was mainly due to the increase in its use in potassium nitrate production. The significant increase in prices partially offset this decrease.

Market conditions suggest that potash prices should continue with the upward trend in 2005.

Other commodity fertilizers

Sales of other commodity fertilizers remained relatively constant during the year, reaching US$78.3 million compared to the US$81.0 million of 2003.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$55.7 million (7.1% of revenues) during 2004 compared to the US$50.6 million (7.3% of revenues) recorded during 2003.

Non-operating Income

During 2004, non-operating income reached a US$17.6 million loss, 17% lower than the US$21.2 million loss of the previous year. The main reasons for this reduction in non-operating income were:

•	On August 18, 2004, the Company sold its 14.05% stake in Empresas Melón at a public auction carried out in the Santiago Stock Exchange. The transaction reported to the Company approximately US$69.3 million in cash and an after-tax profit of approximately US$6 million(2). This non-core asset had been held by SQM since 1998 when it sold its cement project to Empresas Melón. The sale of this investment in Empresas Melón reaffirms SQM strategy to focus in and strengthen its main businesses: specialty plant nutrition, iodine and lithium.

•	Net financial expenses(3) decreased from US$(21.0) million in 2003 to US$(16.8) million in 2004. The Company reduced its net financial debt(4) by approximately US$106.7 million in the last twelve months, influenced by the sale of the stake in Empresas Melón S.A.

On the other hand, and partially offsetting the positive effects of the above, during 2003 the Company recorded exchange gains of approximately US$6.6 million whereas during 2004 there have been exchange losses of approximately US$0.5 million.

Recently, at the end of February 2005, SQM subscribed a loan agreement oriented to refinance future debt maturities and part of the Capex program. The 5-year loan is for US$100 million and bears interest at an initial rate of Libor + 0,325%.

Capital Expenditure Program

Updating the information provided in July regarding the capital expenditure program, during 2004 the Company invested approximately US$91 million, of which US$35 million correspond to the acquisition, on December 21st, of the assets of PotashCorp’s(5) nitrate operation in Chile, PCS Yumbes.

Current estimates of capital expenditures for the years 2005, 2006 and 2007 are approximately in the range of US$400 million, with approximately 50% being carried out in 2005. This program is subject to modifications depending on market conditions and future available technology.

The Company expects to finance this capex program mainly with internally generated cashflows and some additional financial debt, keeping sound financial ratios.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Under non-operating, other income, the company has reflected a gain of approximately US$8 million. Under taxes, the company has reflected a tax charge of approximately US$2 million.

(3) Net financial expenses correspond to total financial expenses net of financial income during the period.

(4) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

(5) Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian corporation that owns 25% of SQM total shares (44% of Series A shares). During the last general shareholders meeting, PCS elected three out of eight directors of SQM.

SQM is an integrated producer and distributor of specialty plant nutrition, iodine, lithium and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 49% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of December 31
	2004	2003

Current Assets	575,5	526,6
Cash and cash equivalents (1)	66,8	69,5
Account receivables (2)	195,9	174,8
Inventories	274,6	244,6
Others	38,2	37,8

Fixed Assets	694,8	695,4

Other Assets	91,2	141,5
Investment in related companies (3)	33,2	69,3
Others	58,0	72,2

Total Assets	1.361,4	1.363,5

Current Liabilities	131,2	145,3
Short term interest bearing debt	12,5	62,0
Others	118,7	83,3

Long-Term Liabilities	247,1	299,1
Long term interest bearing debt	200,0	260,0
Others	47,1	39,1

Minority Interest	34,4	29,1

Shareholders' Equity	948,6	890,0

Total Liabilities	1.361,4	1.363,5

Current Ratio (4)	4,4	3,6
Debt / Total capitalization (5)	17,8%	25,9%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

	For the 4th Quarter		For the year ended December 31,
(US$ Millions)
	2004	2003	2004	2003

Revenues	184,9	163,6	788,5	691,8

Specialty Fertilizers	98,5	89,3	428,2	362,8
Potassium nitrate and Blended Fertilizers(1)	87,1	79,7	385,1	329,9
Potassium Sulfate	11,4	9,6	43,1	32,9
Industrial Chemicals	18,2	16,9	71,7	73,7
Industrial Nitrates	16,3	14,1	63,6	61,2
Sodium Sulfate	1,0	1,2	4,3	7,0
Boric Acid	0,9	1,5	3,8	5,6
Iodine and iodine derivatives	29,0	19,4	110,5	84,6
Lithium and lithium derivatives	17,5	12,7	62,6	49,7
Other Income	21,7	25,4	115,5	121,0
Potassium Chloride (Potash)	7,1	9,5	37,2	40,0
Others	14,6	15,9	78,3	81,0

Cost of Goods Sold	(120,9)	(112,6)	(546,1)	(492,2)
Depreciation	(17,2)	(16,6)	(62,7)	(61,7)

Gross Margin	46,8	34,4	179,8	137,9

Selling and Administrative Expenses	(16,1)	(14,3)	(55,7)	(50,6)

Operating Income	30,6	20,2	124,1	87,3

Non-Operating Income	(3,5)	(4,5)	(17,6)	(21,2)
Financial Income	1,1	0,5	3,7	3,0
Financial Expenses	(4,9)	(5,7)	(20,5)	(23,9)
Capitalized Interest (2)	0,5	0,3	1,7	2,1
Others	(0,2)	0,4	(2,5)	(2,4)

Income Before Taxes	27,1	15,7	106,5	66,1
Income Tax	(7,5)	(3,8)	(27,3)	(16,1)
Other Items	(1,0)	(1,3)	(4,9)	(3,3)

Net Income	18,6	10,6	74,2	46,8
Net Income per ADR (US$)	0,71	0,40	2,82	1,78

(1)	Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: March 15, 2005